Mail Stop 3561

January 11, 2007

Mr. Ernest Staggs
 Chief Financial Officer
BRAVO RESOURCE PARTNERS LTD.
4155 E. Jewell Avenue, Suite 500
Denver, Colorado 80222

> **Re: Bravo Resource Partners Ltd.**
> **Form 10-KSB for fiscal year ended July 31, 2005**
> **File No. 0-30770**

Dear Mr. Staggs:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief